June 20, 2024

Thomas Jones

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Go Green Global Technologies Corp.
Registration Statement on Form S-1
Filed February 6, 2024
File No. 333-276881

Dear Mr. Jones:

Go Green Global Technologies Corp. (the “Company”) respectfully submits this correspondence to the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated March 4, 2024 relating to the Company’s filing on February 6, 2024 of its registration statement (the “Registration Statement”). On behalf of the Company, Sichenzia Ross Ference Carmel LLP (“we” or “our”) is concurrently filing an amendment to the Registration Statement (such amendment, the “Amendment No. 1”). Capitalized terms used herein but not defined herein have the definitions ascribed to them in Amendment No. 1.

To facilitate your review, we have reproduced below the Staff’s comments in bold italics, followed by our responses.

Registration Statement on Form S-1

Cover Page

1.	We note your common stock is currently quoted on the OTC Pink marketplace. Please note that an at-the-market resale offering under Rule 415 is not available for registrants quoted on the OTC Pink marketplace. To sell shares at market prices, we require an existing trading market for those shares, and we do not consider the OTC Pink marketplace to be such a market for the purposes of satisfying Item 501(b)(3) of Regulation S-K. Accordingly, please revise to clarify that the selling shareholders will sell at a fixed price until your shares are listed or quoted on an existing public trading market, such as the OTCQB, OTCQX or OTCBB, and thereafter at prevailing market prices or privately negotiated prices. Please also disclose the fixed price.

In response to the Commission’s comment, the Company has revised the cover page of Amendment No. 1 to indicate that the Company is not conducting an at-the-market resale offering under Rule 415. Accordingly, the Company has also revised the referenced disclosure on the cover page to clarify that the Selling Shareholders will sell their common stock a fixed price of $0.15 until the Company’s common stock are listed or quoted on an existing public trading market, and thereafter at prevailing market prices or privately negotiated prices.

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2.	We note that you are registering 9,353,136 shares of common stock and up to 21,100,000 shares of common stock issuable upon exercise of warrants. The amount reflected on page 48 does not appear to match the amount being registered. Please advise or revise.

In response to the Commission’s comment, the Company has reconciled the disclosures for amounts of common stock being registered throughout Amendment No. 1.

Prospectus Summary, page 2

3.	Please balance your disclosure in this section by disclosing: (1) the amount of your net loss for the most recent audited and interim period; (2) the amount by which your liabilities exceed your assets for the most recent audited and interim period; and (3) your auditor’s going concern opinion.

In response to the Commission’s comment, the Company has included in the “Prospectus Summary” subsection of Amendment No. 1 the (1) amount of its net loss for the 2023 Fiscal Year and 2022 Fiscal Year; (2) the amount by which its liabilities exceeded its assets for the 2023 Fiscal Year and 2022 Fiscal Year; and (3) its auditor’s going concern opinion.

Corporate History, page 7

4.	Please expand this section to discuss your previous status as a reporting company.

In response to the Commission’s comment, we have expanded the disclosure in the “Corporate History” subsection of Amendment No. 1 to disclose the Company’s previous status as a reporting company.

You may be diluted by future issuances of preferred stock, additional Common Stock or securities convertible into, page 19

5.	Please revise to highlight the voting power of your preferred stock holders.

In response to the Commission’s comment, we have revised the referenced risk factor to highlight the voting power of the Company’s preferred stock holders.

Market Data, page 24

6.	Please tell us if you commissioned any of the industry or market data that you reference in the prospectus and, if so, file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or advise.

In response to the Commission’s comment, the Company advises that it did not commission any of the industry or market data referenced in Amendment No. 1. We have disclosed this fact in the “Market Data” subsection and as we deemed appropriate throughout Amendment No. 1.

Liquidity and Capital Resources, page 30

7.	Please disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources.

In response to the Commission’s comment, the Company has revised the “Liquidity and Capital Resources” subsection to include the minimum period of time the Company will be able to conduct planned operations using only currently available capital resources.

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Business, page 32

8.	We note your disclosure on page 37 regarding your agreements with distributors in the HVAC and diesel generator industries. Please elaborate on the terms of these agreements. Please also file any material agreements as exhibits to your registration statement.

In response to the Commission’s comment, the Company advises that the referenced agreements are pending and their terms are not finalized. It is uncertain whether the terms of such agreements will ever be finalized or if such agreements will ever be entered into. Therefore, the Company believes it is not necessary to file such referenced agreements as exhibits.

9.	We note your disclosure that you expect to begin launching products between the first and second fiscal quarters of 2024, assuming the products are successfully manufactured and commercialized. Please disclose where you are in the manufacturing and commercialization process.

In response to the Commission’s comment, the Company advises that as of the date of Amendment No. 1, the Company is in the process of finalizing its manufacturing processes and sourcing materials to manufacture and commercialize its products at scale. The Company now anticipates launching its products between the second and third fiscal quarters of 2024. We have revised disclosures throughout Amendment No. 1 to reflect this updated timeline and stage of manufacturing and commercialization.

Business Plan, page 36

10.	We note your disclosure regarding projections on page 37 and your disclosure on page 38 that there is potential for over $3 billion in annual gross revenue at full-scale operation and production of your products. Please disclose material assumptions underlying your projections on pages 37 and 38, including quantifying the assumptions, and clearly explain how the assumptions relate to the projected information. Please also update your risk factor section to address any risks related to your projections.

In response to the Commission’s comment, Amendment No. 1 includes revisions to disclosure on projections on page 37 to include the material assumptions underlying such projections, the quantified assumptions, and an explanation for how the assumptions relate to such projections. We have also updated the “Risk Factor” section to address risks related to financial projections being based on factors, including material assumptions, which may cause actual results to differ materially from these projections.

11.	It does not appear that you have reflected the beneficial ownership of your preferred stock. Please advise or revise. Refer to Item 403(a) and (b) of Regulation S-K for the outstanding preferred stock.

In response to the Commission’s comment, the Company has revised the beneficial ownership table to reflect the beneficial ownership of holders of its preferred stock.

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Selling Shareholders, page 47

12.	Please disclose whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

In response to the Commission’s comment, the Company advises that, to the best of its knowledge, based solely information provided to the Company by each Selling Shareholder, except as indicated in the now revised “Selling Shareholders” section of Amendment No. 1, no Selling Shareholders are broker-dealers or affiliates of broker-dealers.

13.	Please add a total to your table reflected on page 48.

In response to the Commission’s comment, we have added a row indicating the total amounts of Shares registered and sold (assuming the maximum amounts are sold in this Offering) in the Selling Shareholders table.

14.	Please provide the disclosure required by Item 404 of Regulation S-K. For example, we note the disclosure on page 46 about the beneficial ownership of David Zevetchin and Joseph Zizzadoro and the information pages II-2 through II-6 about the issuances of shares related to short-term loans with them. However, the disclosure on page 49 does not mention any transactions between you and Mr. Zevetchin or Mr. Zizzadoro.

In response to the Commission’s comment, the Company advises that the referenced transactions on pages II-2 through II-6 did not exceed $120,000 and therefore do not fall within the definition of reportable related party transactions under Item 404 of Regulation S-K. Other than as currently disclosed in the “Certain Relationships and Related Party Transactions” section of Amendment No. 1, there are no related party transactions within the last fiscal year which are required to reported under Item 404 of Regulation S-K.

15.	Please file as an exhibit the 2023 AJB Note mentioned on page 52.

In response to the Commission’s comment, the Company has filed the 2023 AJB Note as Exhibit 4.1 to

Amendment No. 1. The Company amended the 2023 AJB Note (such amendment, the “2023 AJB Note Amendment”) on June 7, 2024, which it has disclosed in the “2023 Bridge Financing” subsection on page 51 of Amendment No. 1.

16.	Please clarify whether the Series A Preferred Stock will automatically convert to common stock upon effectiveness of this registration statement.

In response to the Commission’s comment, the Company advises that the Series A Preferred Stock will not automatically convert to common stock upon effectiveness of the Registration Statement. The Company filed a Certificate of Amendment to Designation (“COD Amendment”) of the Series A Preferred Stock on June 3, 2024 (Exhibit 3.13 of Amendment No. 1) to state that the Series A Preferred Stock will convert to common stock upon a qualified securities offering of the Company which results in proceeds to the Company of $2 million or more, with such event being defined as a “qualified offering” in the COD Amendment. Amendment No. 1 also has revised disclosures in the “Description of Securities” section to indicate such.

Item 3. Index to Financial Statements, page F-1

17.	Please provide financial statements for the year ended December 31, 2023 in accordance with Rule 8-08 of Regulation S-X. Please similarly update your financial information throughout the filing.

In response to the Commission’s comment, the Company has provided audited financial statements for the year ended December 31, 2023 and updated financial information throughout Amendment No. 1.

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Exhibits

18.	Please file Ms. Couch's employment agreement as an exhibit.

In response to the Commission’s comment, the Company advises that the only agreement the Company has with Ms. Couch regarding the terms of the services she provides to the Company in the role of Chief Operating Officer is the Independent Contractor Agreement. The Independent Contractor Agreement was filed as Exhibit 10.5 to the Registration Statement. We have revised the disclosure in the “Management” section to clarify that Ms. Couch does not have an employment agreement with the Company, and that the services she provides as Chief Operating Officer are only pursuant to the Independent Contractor Agreement. Ms. Couch is not included in the Company’s total employee count in the “Employees and Human Capital” subsection of Amendment No. 1.

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (212) 930-9700 ext. 645 or by email at rcarmel@srfc.law.

Very truly yours,

Sichenzia Ross Ference Carmel LLP

/s/ Ross D. Carmel, Esq.
Ross D. Carmel, Esq.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036 T (212)

930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

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